Cross Atlantic Commodities, Inc.
                          2800 Glades Circle, Suite 124
                              Weston, Florida 33327


September 21, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:      Cross Atlantic Commodities, Inc.
         Amendment No. 3 to Registration Statement on Form SB-2
         Filed August 23, 2007
         File No. 333-10377

Selling Stockholders, page 27
-----------------------------

         l. We note your responses to comments 2 and 3 in our letter dated August 9, 2007. In footnote one, you state that the percentages in your table are based upon the 23,682,340 shares of your common stock issued and outstanding and 20,208,334 shares of your common stock "that the selling shareholders, in the aggregate, own or have the right to own prior to the offering." Please revise this statement to make clear, if true, that the calculation of the selling shareholders' 20,208,334 shares was based upon the number of shares underlying the selling shareholders' notes and warrants. Please also clarify why you expect the number of shares that will be outstanding after the offering will increase by 50,000 shares to 23,732,340, as you indicate on page 6.

              We have revised the statement in footnote one of our table to make clear that the calculation of the selling shareholders' 20,208,334 shares was based upon the number of shares underlying the selling stockholders' notes and warrants. We have also revised our registration statement to clarify on page 6 that the number of shares that will be outstanding after the offering will be 23,682,340.

The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Very truly yours,

CROSS ATLANTIC COMMODITIES, INC.


By:  /s/ Michael Enemaerke
     -----------------------------
         MICHAEL ENEMAERKE
         Chief Executive Officer